UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 471st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 26th, 2024

1. DATE, TIME AND VENUE: On June 26th, 2024, at 11:00 a.m. (São Paulo local time), held remotely, as provided for in Article 19, First Paragraph of the Internal Rules of the Board of Directors and Technical and Consultant Committees (“Rules”) of Telefônica Brasil S.A. (“Company”).

2. CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Board of Directors, who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for the installation of the meeting. Mrs. Andrea Capelo Pinheiro was represented by the Chairman of the Board of Directors, Mr. Eduardo Navarro de Carvalho, by delegation of vote. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira was also present, as the Meeting Secretary.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4. AGENDA AND RESOLUTION: After examined and discussed the matters on the Agenda, the present members of the Board of Directors unanimously decided as follows:

4.1. Approval of the terms and conditions of the proposed agreement to be entered into between the Company, the National Telecommunications Agency - ANATEL, the Federal Court of Audit - TCU, and the Ministry of Communications - Minicom: The Vice President of Regulatory Affairs, Mrs. Camilla Tápias, presented the terms and conditions of the proposal for the Self-Composition Agreement for the Adaptation of the STFC Concession Contracts to an Authorization instrument, which aims to adapt the concession regime of the Fixed Switched Telephone Service (STFC) to an authorization ("Agreement"), negotiated within the scope of the Negotiation Commission composed of representatives, on one side, of the Company, and, on the other, of the National

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 471st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 26th, 2024

Telecommunications Agency - ANATEL, the Federal Court of Audit - TCU, and the Federal Government, through the Ministry of Communications - Minicom.

The Agreement involves (i) the end of ongoing judicial and administrative proceedings regarding the STFC Concession before ANATEL and/or respective courts; (ii) the withdrawal of the arbitration procedure initiated by the Company against ANATEL; (iii) the Company's assumption of certain investment commitments for the benefit of the public interest, to be carried out within a period of up to 10 years; and (iv) the guarantee of the continuity of the STFC until 2028 in certain locations in the State of São Paulo.

It was also made clear that the aforementioned matter was previously reviewed by the Company's Audit and Control Committee, which recommended its submission and approval by the Board of Directors.

Following the explanation and discussions on the subject, the terms and conditions of the proposed Agreement were unanimously approved by this collegiate body.

In this sense, once the final and definitive approval of the Agreement is obtained by the TCU and the Federal Attorney General's Office - AGU, and provided that the terms and conditions of the proposed Agreement approved herein are upheld by the TCU and AGU, this Board of Directors authorizes the Company's Management to take all actions and execute all necessary documents to implement the Agreement and its terms.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, June 26th, 2024. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro (represented by Eduardo Navarro de Carvalho through delegation of vote); Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 471st MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON JUNE 26th, 2024

Brugueras; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that these minutes are a faithful copy of the minutes of the 471st Meeting of the Board of Directors of Telefônica Brasil S.A., held on June 26th, 2024, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 26, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director